
when I get well,
InterMune //
2001 Annual Report

when I get well, I am going surfing.

Finally.





when I get well, we are going to learn to tango.





when I get well,

I am just going to relax
and enjoy the simple things.







when I get well,

I am going to be
an astronaut.



Making people better

today

InterMune's marketed products are helping patients around the world lead longer, healthier lives. We provide adults suffering from chronic hepatitis C infections with Infergen®, children afflicted with serious congenital disorders with Actimmune®, and patients stricken by life-threatening fungal infections with Amphotec.® These therapies are making a positive difference in patients' lives today.

Making people better

tomorrow

InterMune's marketed products are also the backbone of our efforts to develop other promising therapies to help millions of patients with few treatment options get well tomorrow. Our potential blockbuster development programs include Actimmune for idiopathic pulmonary fibrosis, ovarian cancer and liver fibrosis; and a pegylated form of Infergen for chronic hepatitis C infections. We are also advancing oritavancin as a novel antibiotic for the treatment of serious Gram-positive infections.

actimmune®

(Interferon gamma-1b)

Today Marketed for two diseases giving hope to children:

Chronic Granulomatous Disease (CGD)
Severe, Malignant Osteopetrosis

Approximately two-thirds of the children suffering from the rare life-threatening congenital diseases CGD and severe, malignant osteopetrosis are being treated with Actimmune® Actimmune, a biological response modifier, reduces the frequency and severity of infections associated with these disorders, helping improve patients' quality of life.

Tomorrow Promising new treatment option for millions of patients:

Idiopathic Pulmonary Fibrosis (IPF)
Ovarian Cancer
Liver Fibrosis
Cryptococcal Meningitis

Actimmune has widespread potential as a treatment for pulmonary and infectious diseases and cancer. Based on compelling data that suggest Actimmune may be effective in helping patients with these diseases, InterMune is conducting multiple Phase II and Phase III clinical studies to prove efficacy in these indications. InterMune will report results from its most advanced trial, a Phase III study of Actimmune in IPF, in 2002. The combined market potential for Actimmune in these indications is nearly $5 billion, positioning this product to become InterMune's first blockbuster product.


NDC 64116-011-01
US License No.: 1267
Manufactured by
Brisbane, CA 94005
IB-0161.1

infergen®

(Interferon alfacon-1)

Today

Marketed to give hepatitis C patients a second chance:

Chronic Hepatitis C Infections

More than four million patients in the United States suffer from chronic infections caused by hepatitis C, a common blood-borne virus that attacks the liver, often leading to cirrhosis, liver cancer and liver failure. Infergen, also known as consensus interferon, is a promising treatment option for the nearly 50 percent of hepatitis C patients who either fail or relapse after initial therapy.

Tomorrow

An enhanced treatment option:

Pegylated (PEG) Infergen for Chronic Hepatitis C Infections

To further expand upon the limited treatments for hepatitis C patients, InterMune is accelerating development of PEG-Infergen, an advanced form of Infergen being developed to offer patients a new therapy with less frequent dosing and fewer side effects. InterMune plans to begin clinical trials of PEG-Infergen within the next year. With a U.S. market opportunity for the treatment of hepatitis C that could reach $3 billion, Infergen has the potential to become a blockbuster product.


mcg/0.5 mL
Federal law prohibits

oritavancin

Today

Significant unmet medical need:
Gram-positive infections

Gram-positive infections acquired in the community or hospital setting present a major public health threat. With elusive bacterial pathogens unsusceptible or resistant to many of today's antibiotics, Gram-positive infections kill millions of patients each year. The cost of Gram-positive infections to the U.S. healthcare system due to extended and more frequent hospital stays, lost productivity and death is estimated to be as high as $30 billion per year.

Tomorrow

A novel treatment for gram-positive infections:
Complicated skin and skin-structure infections (CSSIs)
Pneumonia

InterMune's oritavancin, a second-generation glycopeptide antibiotic, is a strong candidate to become a front-line therapy for serious Gram-positive infections, even those resistant to current antibiotics. Oritavancin has the unique ability to kill harmful and resistant strains of Gram-positive bacteria, unlike many other agents that merely suppress them. Results of a Phase III study testing oritavancin in CSSIs demonstrated that oritavancin can reduce treatment times by half of the current standard of care, reducing hospital stays and eliminating the need for follow-up therapy with oral antibiotics. Oritavancin is the first antibiotic ever to treat serious infections in seven days or less. InterMune plans to conduct three Phase III studies of oritavancin in Gram-positive infections and file an NDA with the FDA by the end of 2003.


5% Dextrose
Injection, USP

product pipeline

InterMune's late-stage pipeline of potential treatments for infectious diseases, pulmonary diseases and cancer includes 17 active clinical trials. InterMune expects to make nine clinical milestone announcements over the next year.

Pre-clinical | Phase I | Phase II | Phase III | Marketed

Marketed Products

Infergen
Hepatitis C

Amphotec
Aspergillosis

Actimmune
Chronic Granulomatous Disease
Severe, Malignant Osteopetrosis

Post-Marketing (Phase IV) Programs

Infergen
Hepatitis C: treatment naive

Infergen
Hepatitis C: treatment failures

Amphotec
Serious Fungal Infections


Preclinical
Phase I
Phase II
Phase III
Marketed
Late-Stage Products
Actimmune
Pulmonary Fibrosis
Cryptococcal Meningitis
Ovarian Cancer
Liver Fibrosis
Oritavancin
CSSI
CSSI
Bacteremia
Pneumonia
Early Stage Products
Actimmune
Atypical Mycobacteria
Cystic Fibrosis
Asthma
Lymphoma
Infergen
PEG-Infergen
Moli1901
PA Monoclonal Antibody
Enhanced Gamma IFN

strategy

Three-Part Strategy for Growth

InterMune's business model is designed to build stockholder value. We focus first on driving revenues of our commercial products, second on expanding their market potential through new marketing approvals, and third on adding promising product candidates to the pipeline through our own research and in-licensing activities.

1. Commercialization

Deliver strong revenue growth

- Highly experienced sales and marketing organization
- Expanded awareness of Actimmune, Infergen and Amphotec
- Distributor relationships covering 42 countries around the world
- Track record of greater than 100 percent annual revenue growth

2. World-Class Development

Meet significant near-term clinical milestones

- Seasoned drug development team with expertise in pulmonary and infectious diseases and cancer
- In-house breadth and capacity to conduct multiple late-stage clinical trials
- Clinical trials underway in 23 countries
- Multinational regulatory experience
- Worldwide development alliance for Interferon gamma with Boehringer Ingelheim

3. Applied Research

Feed pipeline with continuous supply of innovative product candidates

- In-house applied research capabilities
- Collaboration with Maxygen to advance development of a second-generation gamma interferon
- Collaboration with Protein Design Labs to advance pseudomonas program

revenue

Current Revenue / Financing Tomorrow's Growth

InterMune posted 250 percent revenue growth in 2001, extending its track record of greater than 100 percent year-over-year financial performance and fueling its efforts to develop potential blockbuster products. With expanding market awareness and strong sales momentum with Actimmune, Infergen and Amphotec, InterMune is poised to continue this trend.

Revenue / Dollars in Millions


Actual
Projected
1999
2000
2001
2002
2003
$ 0.5
$ 11.2
$ 40.0
$ 100.0
$ 200.0

to our stockholders

InterMune's momentum into 2002 is being driven by a series of recent accomplishments and strategic developments. In one short year we added Infergen® and Amphotec® to our commercial portfolio, acquired late-stage product candidate oritavancin and reported positive results from three clinical trials. We sharpened our focus on infectious diseases, pulmonary diseases and cancer. We prioritized our clinical pipeline to focus on late-stage blockbuster programs. We established alliances with manufacturing leaders Boehringer Ingelheim, Amgen and Abbott to ensure production capacity of Actimmune, Infergen and oritavancin. We also formed collaborations with Maxygen, Shearwater and Protein Design Labs to augment our internal research efforts and add to our early-stage pipeline. InterMune now has a rich commercial portfolio, numerous upcoming clinical milestones, and a wealth of longer-term product opportunities to fuel our future growth.

Our strategy for success is simple. We drive sales of our existing products. We focus on maximizing the value of these life-saving therapies by exploring new indications. We excel at the clinical development of promising products, focusing on opportunities that have blockbuster potential. And we fill the pipeline through internal research and opportunistic in-licensing. Our track-record thus far is unprecedented for a company of our size, and with the many initiatives we have underway, we expect to extend our success into 2002 and beyond.

Commercialization

We are building upon a tremendous year of revenue growth with an increase of 250 percent over last year. In 2001, InterMune's field force achieved $40 million in product revenues led by an increase in sales of Actimmune for the treatment of IPF. Leveraging our field force and strong distributor relationships, we aim to continue on this growth trajectory and meet our goal of $100 million in product revenues for 2002.

We are expanding awareness of InterMune's marketed products through promotional and educational programs and strong distributor relationships. We work with the leading specialty pharmacy providers Caremark, Gentiva and Priority Healthcare to provide patients with the best reimbursement and support services possible for Actimmune and Infergen.



" InterMune has put all of the elements in place to deliver on our growth objectives and drive value creation of our company."

For Actimmune, our Pulmonary Field Force is conducting regional and national programs to educate pulmonologists in the United States on the diagnosis and treatment of IPF, a fatal disease for which there is no effective therapy. These efforts will culminate later this year with the reporting of data from our Phase III clinical trial of Actimmune for IPF. Pending the results, we intend to accelerate our filing of regulatory applications and receive a fast-track review from the U.S. FDA.

InterMune's Infectious Disease Field force is leading the relaunch of Infergen as a treatment for chronic hepatitis C infections. At least 50 percent of hepatitis patients treated with standard therapy either fail or relapse therapy, creating a significant need and market opportunity for Infergen as a treatment option that gives patients a second chance. We believe Infergen provides us with a significant revenue producing opportunity in a market that will grow to greater than $3 billion by 2005.

In addition, InterMune's field forces are aggressively promoting our anti-fungal agent Amphotec, working to increase InterMune's share of the U.S. liposomal amphotericin market valued at over $150 million. These efforts are being supported globally by our network of distributors who provide patients with this drug in an additional 42 countries.

World-class Development

InterMune has assembled an industry-leading team of clinical and regulatory professionals with a multinational track record of success in the pharmaceutical and biotechnology industries. We are now conducting clinical trials at more than 100 medical centers in 23 different countries around the world. Our clinical development programs focus on gaining new marketing approvals for Actimmune and Infergen and providing InterMune with other large-market-opportunity products such as oritavancin.

We believe Actimmune has the broadest range of activity of any therapeutic protein yet identified. Recently, we entered into an alliance with Mondobiotech to collaborate on the research and development of Actimmune for asthma and other pulmonary diseases. As part of the agreement, we initiated a Phase II study of Actimmune in asthma in Europe.

Beyond the pulmonary indications for Actimmune, clinical and pre-clinical data provide compelling evidence for use of Actimmune as a treatment in liver fibrosis and ovarian cancer. Interferon gamma's antifibrotic activity has been shown to prevent or reverse the fibrotic scarring or cirrhosis associated with hepatitis C infections. In addition, clinical studies using Interferon gamma in combination with standard chemotherapy in the first-line treatment of chemotherapy of ovarian cancer have demonstrated promising results in prolonging progression-free survival. Therefore, with the Phase III study of Actimmune in IPF nearing completion, we are working with hepatology and oncology thoughtleaders around the world to advance our recently initiated Phase III ovarian cancer and Phase II liver fibrosis studies.

We are also accelerating our efforts to develop a pegylated version of Infergen to help fulfill a huge market need for the four million patients suffering from chronic hepatitis C infections. Given the well known safety and efficacy profile of Infergen, we believe this program has low technical risk and a high possible return on investment.

Oritavancin, our second-generation glycopeptide antibiotic, is another robust clinical development program that we believe is poised for success. We are conducting a second Phase III trial to confirm these positive results from a Phase III study that demonstrated the ability of oritavancin to cut treatment times for skin infections in half versus the current standard of care. These results, coupled with favorable resistance profile and an excellent safety profile, position oritavancin to become a new standard of care for serious Gram-positive infections, including strains resistant to many other antibiotics. We expect to be able to file for marketing approval of oritavancin in the U.S. by the end of 2003.

With 17 clinical trials underway, including five Phase III studies, seven Phase II studies and five Phase IV studies supporting our marketed products, we expect to make nine clinical milestone announcements during the next year.

Applied Research

To allow InterMune to be even more competitive, we are expanding our applied research capabilities internally and through collaborations. We recently completed construction of new research facilities within our Brisbane headquarters. Going forward, we will continue to explore new uses of our lead products, and search for new promising drug candidates to expand our pulmonary and infectious disease and anti-cancer franchises.

Among our pre-clinical programs, we are studying the use of Actimmune in other solid tumor cancers. We are also developing a humanized monoclonal antibody for the prevention and treatment of pseudomonas infections often found in hospitalized patients with ventilator-associated pneumonia, burns, low white blood cell counts and cystic fibrosis.

We are rapidly advancing our research efforts and increasing our capabilities to acquire promising new products that build a strong pipeline for the future.

Expanding our Operations in New Markets

InterMune's commercial reach, clinical breadth and focus on applied research positions the company for growth in new markets. In 2002, we expanded our reach into Europe with an equity interest in Mondobiotech and embarked on plans to expand InterMune's presence in Asia, one of the fastest growing pharmaceutical markets in the world.

The commercial products and clinical programs InterMune plans to expand to Asian markets include Actimmune for IPF, liver fibrosis and cryptococcal meningitis; oritavancin for Gram-positive fungal infections; and Amphotec (Amphocil) for systemic fungal infections. These products are extremely well suited to meet the medical needs of the Asian population.

Focus on the Future

InterMune has put all of the elements in place to deliver on our growth objectives and drive value creation of our company. We have established a winning business model supported by strong manufacturing alliances, specialty pharmacy relationships and international distributors. These assets, together with our world-class sales, marketing and development organizations, position InterMune to continue helping patients today and millions more tomorrow.

W. Scott Harkonen, MD

President, Chief Executive Officer and
Chairman of the Board of Directors

Financial Review / 2001

Corporate Information

Selected Financial Data

The following selected historical information has been derived from our audited consolidated financial statements. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related Notes included elsewhere in this report.

(In thousands except share and per share data)	Years ended December 31, 2001	2000	1999	For the period from February 25, 1998 (inception) to December 31, 1998
Statement of operations data				
Product sales:				
Actimmune	$ 36,320	$ 11,201	$ 556	$ —
All others	3,631	—	—	—
Total product sales, net	39,951	11,201	556	—
Costs and expenses:				
Cost of goods sold	15,474	4,990	240	—
Amortization of acquired product rights	4,805	1,777	—	—
Research and development	52,049	20,821	2,969	1,235
Selling, general and administrative	35,895	16,152	2,656	892
Acquired in-process research and development	56,400	—	—	4,000
Acquired pre-FDA approval rights	—	—	1,094	—
Total costs and expenses	164,623	43,740	6,959	6,127
Loss from operations	(124,672)	(32,539)	(6,403)	(6,127)
Interest income	11,253	8,484	240	55
Interest expense	(4,772)	(191)	(186)	—
Net loss	(118,191)	(24,246)	(6,349)	(6,072)
Preferred stock accretion	—	(269)	(657)	—
Redeemable preferred stock dividend	—	(27,762)	—	—
Net loss applicable to common stockholders	$ (118,191)	$ (52,277)	$ (7,006)	$ (6,072)
Historical basic and diluted net loss per share	$ (4.67)	$ (3.05)	$ (9.12)	
Shares used in computing historical basic and diluted net loss per share	25,322	17,114	768	
Pro forma basic and diluted net loss per share		$ (2.61)	$ (0.82)	
Shares used in computing pro forma basic and diluted net loss per share		19,945	7,770	

(In thousands)	December 31, 2001	2000	1999	1998
Balance sheet data				
Cash, cash equivalents and available-for-sale securities	$ 332,067	$194,520	$ 4,214	$ 4,720
Working capital	320,345	194,706	1,222	4,181
Total assets	387,246	201,649	5,855	4,720
Convertible subordinated notes	149,500	—	—	—
Redeemable convertible preferred stock	—	—	7,417	—
Accumulated deficit	(154,858)	(36,667)	(12,421)	(6,072)
Total stockholders' equity (deficit)	215,059	195,801	(7,541)	4,181

See Note 2 of our consolidated financial statements for calculation of net loss per share and pro forma net loss per share. Net loss per share for 1998 has not been presented as we were a wholly owned subsidiary of Connetics Corporation during 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues, and advanced-stage clinical programs, addressing a range of diseases with attractive markets. Our three marketed products are Actimmune, Infergen and Amphotec. Actimmune is approved in the United States for two rare congenital disorders. We market Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. We market Amphotec worldwide for the treatment of invasive aspergillosis. Our total product revenues increased 257% to $40.0 million for the year ended December 31, 2001 from $11.2 million for the year ended December 31, 2000.

Since our inception, we have incurred significant losses and, as of December 31, 2001, we had an accumulated deficit of $154.9 million.

Our expenses have consisted primarily of those incurred for research and development, sales and marketing and general and administrative costs associated with our operations. We expect that our research and development expenses will increase as we continue clinical development of our products, and other expenses will increase as we expand our operations domestically and internationally. As a result, we expect to incur losses for the foreseeable future.

We have a limited history of operations and expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including market acceptance of current or new products, patent conflicts, the introduction of new products by our competitors, the timing and extent of our research and development efforts, and the timing of significant orders. Our limited operating history makes accurate prediction of future operating results difficult or impossible.

Drug development in the United States is a process that includes several steps defined by the FDA. The process begins with the filing of an Initial Drug Application (or IND) which, if successful, allows opportunity for clinical study of the potential new medicine. Clinical development typically involves three phases of study: Phase I, II, and III. The most significant costs associated with clinical development are the Phase III trials as they tend to be the longest and largest studies conducted during the drug development process. We currently have approximately two potential products in development that are in Phase III or are preparing for Phase III studies. The successful development of our products is highly uncertain. An estimation of product completion dates and completion costs can vary significantly for each product and are difficult to predict. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of each product. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business. In responding to a New Drug Application (or NDA) or a Biologic License Application (or BLA), the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval.

Our objective is to become a leading global biopharmaceutical company. We intend to grow our product revenues by capitalizing on the opportunities presented by our marketed products and by developing and commercializing new products. During 2001, we acquired the following product rights:

Management's Discussion and Analysis of Financial Condition and Results of Operations

In October 2001, we entered into an asset purchase and license agreement with Eli Lilly and Company pursuant to which we acquired worldwide rights to oritavancin from Eli Lilly. The agreement provides us with exclusive worldwide rights to develop, manufacture and commercialize oritavancin. If we wish to enter into a relationship with a third party to commercialize oritavancin in any country, we must first offer Eli Lilly the opportunity to enter into such a commercialization relationship with us. After we negotiate with Eli Lilly, the agreement prohibits us from entering into an agreement with a third party on more favorable terms than those we offered to Eli Lilly. Pursuant to the agreement, we paid Eli Lilly $50.0 million and will be obligated to pay Eli Lilly significant milestone and royalty payments upon any successful development and commercialization of oritavancin by us. From March 2002 through March 2003, Eli Lilly has an option to reduce the agreed royalty percentages by requiring us to pay $15.0 million to Eli Lilly. Our rights to oritavancin could revert to Eli Lilly if we do not meet our diligence obligations under the agreement or otherwise commit a material breach of the agreement. Additionally, if we are acquired by a company with a certain type of competing program and Eli Lilly has notified us prior to the acquisition that it believes in good faith that its economic interests in oritavancin under the agreement will be harmed in light of the acquisition, Eli Lilly may terminate the agreement and our rights to oritavancin would revert to Eli Lilly. In any event, we may not assign the agreement to a potential acquirer without the advance, written consent of Eli Lilly.

In September 2001, we entered into a license and collaboration agreement with Maxygen Holdings Ltd., a wholly owned subsidiary of Maxygen, Inc., to develop and commercialize novel, next-generation interferon gamma products. We plan to take forward into clinical development selected protein modified interferon gamma product candidates created by Maxygen that have enhanced pharmacokinetics and a potential for less-frequent dosing regimens. We are funding optimization and development of the next-generation interferon gamma products and retain exclusive worldwide commercialization rights for all human therapeutic indications. Under the terms of the agreement, Maxygen received upfront license fees and will receive full research funding and development and commercialization milestone payments. In addition, Maxygen will receive royalties on product sales. Our rights to the licensed products under the agreement could revert to Maxygen if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

In June 2001, we entered into a licensing and commercialization agreement with Amgen to obtain an exclusive license in the United States and Canada to Infergen (interferon alfacon-1), an interferon alpha product, and the rights to an early stage program to develop a pegylated form of Infergen. Infergen is currently approved in both the United States and Canada to treat chronic hepatitis C infections. Under the agreement, we will have the exclusive right to market Infergen and clinically develop it for other indications in the United States and Canada. The total consideration was $29.0 million for upfront license and other fees and near-term milestones, and we are obligated to pay royalties on sales of Infergen. We are also required to pay Amgen other milestone payments on the pegylated Infergen program and royalties on sales of the product, if any. Our rights to Infergen could revert to Amgen if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

In May 2001, we entered into a joint development and commercialization agreement for Moli1901, a drug compound under development with MoliChem Medicines, Inc. We paid an upfront license fee of $1.5 million to MoliChem, and we are obligated to pay MoliChem one-time payments on the achievement of certain milestones. The parties will jointly fund the development and commercialization of Moli1901 for all diseases worldwide, starting with cystic fibrosis, sharing profits on any resulting products in proportion to the parties' financial contribution to their development and commercialization. MoliChem will lead the development efforts, and we will lead the commercialization efforts for Moli1901.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In March 2001, we formed an international strategic collaboration with Boehringer Ingelheim International GmbH, to develop and commercialize interferon gamma-1b under Boehringer Ingelheim's trade name, Imukin,® in all countries outside of the United States, Canada and Japan. Indications to be developed include idiopathic pulmonary fibrosis (IPF), tuberculosis, systemic fungal infections, chronic granulomatous disease (CGD), osteopetrosis and ovarian cancer, which was added as an indication in August 2001 by an amendment to the agreement. Under the agreement, InterMune will fund and manage clinical and regulatory development of interferon gamma-1b for all indications. Boehringer Ingelheim has an option to exclusively promote Imukin,® and we may opt to promote the product where Boehringer Ingelheim does not do so. Furthermore, both companies will share in the profits from commercializing interferon gamma-1b through a specified royalty schedule.

In January 2001, we acquired worldwide rights from ALZA Corporation to Amphotec (sold under the tradename Amphocil in certain countries outside the United States). The transaction terms included an upfront product acquisition fee of $9.0 million, milestone payments based upon sales levels and specific achievements in the clinical development and regulatory approval of Amphotec in combination with Actimmune, and royalties payable upon net sales of Amphotec. Under the agreement, we obtained access to certain existing distributorships for Amphotec, and assumed ALZA's obligations under agreements with its existing Amphotec distributors and service providers. We have diligence obligations under the agreement to set up additional distributorships for Amphotec or establish a sales force and begin to promote Amphotec in specified countries at specified times. Our rights to Amphotec could revert to ALZA if we do not meet our diligence obligations or otherwise commit a material breach of the agreement. We are also subject to certain royalty obligations to the University of California under this agreement.

Deferred Stock Compensation

In connection with the grant of stock options to employees, we recorded deferred stock compensation totaling $8.6 million and $5.6 million in the fiscal years ended December 31, 2000 and 1999, respectively. No deferred stock compensation was recorded for 2001. Deferred stock compensation for options granted to employees has been determined as the difference between the deemed fair value of our common stock for financial reporting purposes on the date such options were granted and the applicable exercise prices. Such amount is included as a reduction of stockholders' equity and is being amortized using the graded vesting method over the vesting period of the individual options, which is generally five years. This graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. We recorded amortization of deferred stock compensation of $3.8 million, $6.7 million and $345,000 for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, we had a total of $3.4 million to be amortized over the remaining vesting periods of the stock options.

Results of Operations

Comparison of years ended December 31, 2001 and 2000

Revenue. Total product revenues were $40.0 million and $11.2 million for the years ended December 31, 2001 and 2000, respectively. The growth in product sales for the year 2001 is primarily attributable to a $25.2 million increase in sales of Actimmune. The product revenues in 2001 include all sales of Actimmune in the United States, worldwide sales of Amphotec for the period from January 5, 2001 (the date we acquired the marketing rights to Amphotec) and sales of Infergen in the United States for the period from June 15, 2001 (the date we acquired the marketing rights to Infergen). The product revenues in 2000 include only sales of Actimmune outside the United States related to a supply arrangement

Management's Discussion and Analysis of Financial Condition and Results of Operations

and for the period from April 1, 2000 to December 31, 2000 in the United States. On June 27, 2000, we terminated the annual baseline agreement with Connetics for Actimmune sales below a contractual baseline. For the three-month period ended March 31, 2000, sales transacted for Connetics below the annual contractual baseline were recorded on a net basis, which was zero, and any amounts in excess of net revenues less costs to produce and market were paid to Connetics.

Cost of goods sold. Cost of goods sold were $15.5 million and $5.0 million for the years ended December 31, 2001 and 2000, respectively. Cost of goods sold includes manufacturing costs, royalties and distribution costs associated with our revenues. The increase in 2001 was due entirely to costs associated with increased product sales volumes.

Amortization of acquired product rights. We recorded amortization of acquired product rights of $4.8 million and $1.8 million for the years ended December 31, 2001 and 2000, respectively. On June 28, 2000, we purchased rights to all of the Actimmune revenues and related expenses that we had previously transacted for Connetics. The amortization of those rights was completed in 2001 and expensed based upon product units shipped under the previous contractual unit baseline for the year 2001. In addition, we recognized a total of $2.2 million in 2001 for the amortization of product rights acquired in 2001.

Research and development expenses. Research and development expenses were $52.0 million and $20.8 million for the years ended December 31, 2001 and 2000, respectively, representing an increase of 150% or $31.2 million. Of the increased costs in the year 2001, a total of $2.5 million is related to non-cash stock-based compensation and the amortization of deferred stock compensation and $7.2 million was incurred for one-time payments relating to technology licenses and a common stock investment in a privately held company. The remaining increase in 2001 was due primarily to increased costs for clinical trial expenses for Actimmune in new and existing disease indications and internal support personnel. Our clinical research and development costs approximated 74% of our total research and development expense and our preclinical research and development costs approximated 7% of the same total. We expect research and development expenses to increase significantly over the next several years.

Selling, general and administrative expenses. Selling, general and administrative expenses were $35.9 million and $16.2 million for the years ended December 31, 2001 and 2000, respectively, representing an increase of 122% or $19.7 million. Of the increased costs in 2001, a total of $2.6 million is related to non-cash stock-based compensation and the amortization of deferred stock compensation. The remaining increase in 2001 is attributable primarily to increased staffing and related expenses necessary to manage the growth of our operations, expansion of our field sales force and the expansion into our new company headquarters. In December 2001, we added 48 additional field personnel to support our products. We believe that selling, general and administrative expenses will continue to increase in absolute dollars as a result of the anticipated expansion of our administrative staff and increased marketing and selling expenses for our products in their approved diseases, and the expenses associated with the expansion of our operations worldwide.

Acquired in-process research and development. We recorded one-time charges for acquired in-process research and development of $56.4 million for the year ended December 31, 2001 related to the acquisition of Infergen and oritavancin (no charges in 2000). In October 2001, we licensed worldwide rights to oritavancin from Eli Lilly and Company. We paid an upfront fee of $50 million to Lilly and an additional $1 million in related expenses. We will also pay Lilly significant milestone and royalty payments upon successful development and commercialization. Oritavancin is not currently approved by the FDA and is in Phase II and Phase III clinical trials for various indications. We expect commercial no earlier than 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In June 2001, we entered into a licensing and commercialization agreement with Amgen Inc. and obtained an exclusive license in the United States and Canada to Infergen (a therapeutic approved by the FDA for the treatment of hepatitis C infections) and the rights to an early-stage program to develop a pegylated form of Infergen for a total consideration of $29 million, plus development milestones and royalties. Under the agreement, we also have the exclusive right to clinically develop Infergen for other indications in the United States and Canada. We do not expect the pegylated Infergen program, which is currently in its early stages (approximately 10% completed), to reach the FDA approval stage until 2006 at the earliest, if at all. Based upon an independent appraisal, the fair value of the in-process research and development program for pegylated Infergen was $5.4 million. The remainder of the purchase price of approximately $23.6 million, was allocated to developed technology and will be amortized over ten years. The value assigned to acquired in-process research and development was determined by estimating the costs to develop Amgen's purchased in-process research and development into a commercially viable product, currently estimated to be approximately $56 million including development milestones, estimating the resulting net cash flows from the project and discounting the net cash flows to their present value. A discount rate of 33% was used for valuing the in-process research and development and is intended to be commensurate with our corporate maturity and the uncertainties in the economic estimates described above. The technology under development has no foreseeable alternative future use.

The estimates used by us in valuing in-process research and development were based upon assumptions we believe to be reasonable but which are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results.

Interest income. Interest income totaled $11.3 million and $8.5 million for the years ended December 31, 2001 and 2000, respectively. The increase in interest income in 2001 was due to increased cash available for investments as a result of the completion of debt and equity financings during the year, offset by lower interest rates.

Interest expense. Interest expense totaled $4.8 million and $191,000 for the years ended December 31, 2001 and 2000, respectively. The increase in 2001 was attributable to interest expense on our aggregate principal amount of 5.75% convertible subordinated notes issued during the year. The amount in 2000 relates to imputed interest on the obligations to Connetics that were paid in full on March 2001.

Deemed dividend upon issuance of redeemable convertible preferred stock. We recorded a deemed dividend of $27.8 million in January 2000, upon the issuance of 4,966,361 shares of Series B redeemable convertible preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock and determined it to be $12.60 to $14.40 per share. Accordingly, the aggregate proceeds of $27.8 million fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid-in capital of $27.8 million, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share the year ended December 31, 2000.

Provision for income taxes. Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the years ended December 31, 2001 and 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As of December 31, 2001, we had federal net operating loss carryforwards of approximately $81.0 million. The net operating loss carryforwards will expire at various dates beginning in 2018 through 2021, if not utilized and federal research and development tax credits of approximately $500,000 which will expire in the years 2018 through 2021. Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Comparison of years ended December 31, 2000 and 1999

Revenue. Total product revenues were $11.2 million and $556,000 for the years ended December 31, 2000 and 1999, respectively. The product revenues in 1999 represented our portion of Actimmune sales that exceeded the annual contractual baseline established with Connetics in effect at that time. On June 27, 2000, we terminated the annual baseline agreement with Connetics for Actimmune sales below a contractual baseline. Beginning with the three-month period ending June 30, 2000, our revenues reflect all sales for Actimmune. The product revenues in 2000 represent all sales from April 1, 2000 to December 31, 2000 of Actimmune in the United States and sales outside the United States related to a supply arrangement. For all of 1999 and the three-month period ended March 31, 2000, sales transacted for Connetics below the annual contractual baseline were recorded on a net basis, which was zero, and any amounts in excess of net revenues less costs to produce and market were paid to Connetics.

Cost of goods sold. Cost of goods sold were $5.0 million and $240,000 for the years ended December 31, 2000 and 1999, respectively. Cost of goods sold includes all product cost of goods sold including manufacturing costs, royalties and distribution costs associated with our revenues. The increase in 2000 was due entirely to costs associated with increased product sales volumes.

Amortization of acquired product rights. We recorded amortization of acquired product rights of $1.8 million and $0 for the years ended December 31, 2000 and 1999, respectively. On June 28, 2000, we purchased rights to all of the Actimmune revenues and related expenses that we had previously transacted for Connetics. The amortization of those rights is expensed based upon product units shipped under the previous contractual unit baseline for the year 2000.

Research and development expenses. Research and development expenses were $20.8 million and $3.0 million for the years ended December 31, 2000 and 1999, respectively, representing an increase of 601% or $17.8 million. Of the increased costs in the year 2000, a total of $4.2 million is related to non-cash stock-based compensation and the amortization of deferred stock compensation. The remaining increase in 2000 was due primarily to increased costs for clinical trial expenses for Actimmune in new disease indications and the expenses associated with our transfer of Actimmune to an additional manufacturing facility. These costs have been recorded as research and development expenses as the new facility is not yet operational. We expect research and development expenses to increase significantly over the next several years.

Selling, general and administrative expenses. Selling, general and administrative expenses were $16.2 million and $2.7 million for the years ended December 31, 2000 and 1999, respectively, representing an increase of 508% or $13.5 million. Of the increased costs in 2000, a total of $4.0 million is related to the amortization of deferred stock compensation. The remaining increase in 2000 is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations. We believe that selling, general and administrative expenses will continue to increase in

Management's Discussion and Analysis of Financial Condition and Results of Operations

absolute dollars as a result of the anticipated expansion of our administrative staff and increased marketing and selling expenses for Actimmune in its approved diseases.

Acquired pre-FDA approval rights. We recorded a total of $0 and $1.1 million for the years ended December 31, 2000 and 1999, respectively. The amount paid in 1999 was for the acquisition of additional development rights for Actimmune from Genentech.

Interest income. Interest income totaled $8.5 million and $240,000 for the years ended December 31, 2000 and 1999, respectively. The increase in interest income in 2000 was a result of increased cash available for investments as a result of the private and public financing activities during the year.

Interest expense. Interest expense totaled $191,000 and $186,000 for the years ended December 31, 2000 and 1999, respectively. The amount in 2000 is imputed interest on the obligations to Connetics. Interest expense in 1999 was primarily due to the royalty obligations owed to Genentech that were paid off in full upon the close of our initial public offering in March 2000.

Deemed dividend upon issuance of convertible preferred stock. We recorded a deemed dividend of $27.8 million in January 2000, upon the issuance of 4,966,361 shares of Series B redeemable convertible preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock and determined it to be $12.60 to $14.40 per share. Accordingly, the aggregate proceeds of $27.8 million fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid-in capital of $27.8 million, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share the year ended December 31, 2000.

Liquidity and Capital Resources

Since inception, we have funded our operations through sales of equity and debt securities and sales of our products. At December 31, 2001, we had available cash, cash equivalents and available-for-sale investments of $332.1 million. Our cash reserves are held in a variety of interest-bearing instruments including obligations of U.S. government agencies, high-grade corporate bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and return. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Net cash used in operations for the year ended December 31, 2001, totaled $42.5 million compared to $19.5 million for the same period in 2000 and $3.1 million for the period in 1999. A net loss of $118.2 million for the year ended December 31, 2001 included non-cash charges of $3.8 million for the amortization of deferred stock compensation, $1.3 million related to non-cash stock compensation, $2.2 million for non-cash consideration for license and equity, $56.4 million for acquired in-process research and development, and $3.5 million for depreciation and amortization. In addition, net cash used in operations for the year ended December 31, 2001, was further impacted by an increase in accounts receivable of $3.6 million resulting from increased product sales and an increase in product inventories of $2.9 million. These uses of operating cash were offset by an increase of $8.1 million in accounts payable and accrued compensation resulting from increases in commissions and vacation liabilities from additional personnel added during the year and an increase

Management's Discussion and Analysis of Financial Condition and Results of Operations

of $7.1 million in other accrued liabilities, which includes $4.2 million of interest payable on the convertible subordinated debt and $2.0 million payable to Amgen, Inc. for the acquisition on Infergen.

Net cash used by investing activities in the year 2001 was $130.0 million compared to net cash used of $146.8 million in 2000 and compared to net cash provided of $1.9 million in 1999. In 2001, the net cash used was primarily due to the net purchases of short-term available-for-sale investments and cash used for the acquisition of product rights. In 2000, the net cash used was primarily due to the net purchases of short-term available-for-sale investments. In 1999, the net cash provided resulted primarily from the net maturities of short-term investments used to fund operations. Capital expenditures for equipment and leasehold improvements to support the Company's operations was $7.5 million, $1.0 million and $30,000 in 2001, 2000 and 1999, respectively.

Net cash provided by financing activities for the year ended December 31, 2001 totaled $274.6 million, and represents $128.8 million in net proceeds from the sale of common stock in a follow-on public offering, $144.4 million received in from the sale of 5.75% convertible subordinated notes, $835,000 from stock option exercises and $534,000 received under our employee stock purchase plan.

Working capital of $320.4 million at December 31, 2001 increased from $194.7 million at December 31, 2000. The increase in working capital was primarily due to proceeds from our financing activities.

On July 5, 2001, we completed a follow-on public offering of 4,295,896 shares of common stock, including the underwriters' exercise in full of their over-allotment option, at a price of $32.00 per share, raising $137.5 million in gross proceeds. We received net proceeds of $128.8 million after deducting underwriting fees of $7.9 million and related expenses of $0.8 million.

Concurrent with the secondary public offering, we also completed a public offering of $149.5 million aggregate principal amount of 5.75% convertible subordinated notes due July 15, 2006, including notes issued pursuant to the underwriters' exercise of their over-allotment option. The notes are convertible at the option of the note holders into our common stock at a conversion rate of $38.40 per share subject to adjustment in certain circumstances. Interest on the notes is payable semi-annually in arrears in January and July. We can redeem all or a portion of the notes at any time on or after July 15, 2004. We received net proceeds of $144.4 million after deducting underwriting fees of $4.5 million and related expenses of $0.6 million. As of December 31, 2001, the fair value of these notes approximated $222.4 million.

On March 13, 2002 we completed a follow-on public offering of 3.0 million shares of common stock at a price of $37.00 per share, raising $111.0 million in gross proceeds. We received net proceeds of approximately $104.4 million after deducting underwriting fees of $5.8 million and estimated related expenses of $0.8 million. The offering allows for an over allotment provision of 450,000 shares that may be purchased by the underwriters during the next 30 days.

We believe our existing cash, cash equivalents and available-for-sale securities, together with cash flows from our operations will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the end of 2004. However, our capital requirements may increase in future periods and as a result, we may require additional funds. We may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for any additional financings and additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable or may result in dilution to our stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our material future obligations are as follows (in millions):

Contractual obligations	Total	2002	2003–2005	2006–2007	After 2007
Convertible subordinated debt	$ 149.5	$ —	$ —	$ 149.5	$ —
Operating leases	33.9	3.7	10.3	7.0	12.9
Unconditional purchase obligations	14.9	14.9	—	—	—
Research and development funding commitments	5.0	4.4	0.6	—	—
Total contractual cash obligations	$ 203.3	$ 23.0	$ 10.9	$ 156.5	$ 12.9

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, we evaluate these estimates, including those related to revenue recognition and related revenue reserves. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition and revenue reserves

Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment. Revenue is recognized at shipment and reserves are recorded for estimated returns, rebates and cash discounts. We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We monitor product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. We have not experienced any significant returns of expired products to date. We monitor all sales of products and estimate a reserve for those sales subject to rebates.

Accounting for intangible assets

Our intangible assets are comprised principally of acquired technology rights. We apply judgment in determining the useful lives of our intangible assets and whether such assets are impaired. Factors we consider include the life of the underlying patent, the expected period of benefit from the use of the technology, existence of competing technology and potential obsolescence. To date, we have not experienced any impairments to our intangible assets.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 provides for, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We do not believe that the adoption of SFAS 142 will have a significant impact on our financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which is effective for fiscal periods beginning after December 15, 2001. SFAS 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 sets new criteria for the classification of an assets held-for-sale and changes the reporting of discontinued operations. We do not believe that the adoption of SFAS 144 will have a significant impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We maintain an investment portfolio of depository accounts, master notes and liquidity optimized investment contracts. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. At December 31, 2001, the average maturity of our available-for-sale securities was 147 days.

The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest its excess cash in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restricts its exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than two years.

The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio (in millions):

	2002	2003	2004	2005	2006	Total	Fair value at December 31, 2001
Assets:							
Available-for-sale securities	$ 302.5	$ 5.2	$ 12.0	—	—	$ 319.7	$ 323.8
Average interest rate	2.2%	2.6%	4.3%	—	—	—	—
Liabilities:							
5.75% Convertible convertible subordinated notes due 2006	—	—	—	—	$ 149.5	$ 149.5	$ 222.4
Average interest rate	—	—	—	—	5.75%	—	—

We have some obligations in foreign currencies, principally the purchase of Actimmune inventory which is denominated in Euros. We do not currently use derivative financial instruments to mitigate this exposure.

Consolidated Balance Sheets

(In thousands except share and per share data)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 150,200	$ 48,191
Available-for-sale securities	181,867	146,329
Accounts receivable, net of allowances of $949 in 2001 and $418 in 2000	5,355	1,800
Inventories	3,922	1,049
Product revenue rights from Connetics, net	—	2,633
Prepaid expenses	1,307	552
Total current assets	342,651	200,554
Property and equipment, net	7,593	845
Acquired product rights, net	30,429	—
Restricted cash	1,675	250
Other assets	4,898	—
	$ 387,246	$ 201,649
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 8,277	$ 1,926
Accrued compensation	2,878	916
Other accrued liabilities	11,151	2,094
Payable to Connetics	—	912
Total current liabilities	22,306	5,848
Deferred rent	381	—
Convertible subordinated notes	149,500	—
Commitments		
Stockholders' equity:		
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2001 and 2000	—	—
Common stock, $0.001 par value, 45,000,000 authorized shares; 28,450,912 shares and 23,897,954 shares issued and outstanding at December 31, 2001 and 2000, respectively	28	24
Additional paid-in capital	373,310	239,620
Notes receivable from stockholder	(56)	(95)
Deferred stock compensation	(3,414)	(7,188)
Accumulated other comprehensive income	49	107
Accumulated deficit	(154,858)	(36,667)
Total stockholders' equity	215,059	195,801
	$ 387,246	$ 201,649

See accompanying notes.

Consolidated Statements of Operations

(In thousands except per share amounts)	For the year ended December 31, 2001	2000	1999
Product sales:			
Actimmune	$ 36,320	$ 11,201	$ 556
All others	3,631	—	—
Total product sales, net	39,951	11,201	556
Costs and expenses:			
Cost of goods sold	15,474	4,990	240
Amortization of acquired product rights	4,805	1,777	—
Research and development	52,049	20,821	2,969
Selling, general and administrative	35,895	16,152	2,656
Acquired in-process research and development	56,400	—	—
Acquired pre-FDA approval rights	—	—	1,094
Total costs and expenses	164,623	43,740	6,959
Loss from operations	(124,672)	(32,539)	(6,403)
Other income (expense):			
Interest income	11,253	8,484	240
Interest expense	(4,772)	(191)	(186)
Net loss	(118,191)	(24,246)	(6,349)
Preferred stock accretion	—	(269)	(657)
Deemed dividend on redeemable preferred stock	—	(27,762)	—
Net loss applicable to common stockholders	$ (118,191)	$ (52,277)	$ (7,006)
Historical basic and diluted net loss per common share	$ (4.67)	$ (3.05)	$ (9.12)
Shares used in computing historical basic and diluted net loss per common share	25,322	17,114	768

See accompanying notes.

Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

	Redeemable convertible preferred stock	
(In thousands except share and per share data)	Shares	Amount
Balance at December 31, 1998	—	$ —
Net loss and comprehensive net loss	—	—
Issuance of restricted common stock to founders for cash at $0.01 per share	—	—
Capital transactions with Parent (Connetics):		
Exchange of convertible preferred shares on April 27, 1999:		
Return of Series A	—	—
Issuance of Series A-1 at $1.25 per share	—	—
Contributed capital from Parent (Connetics) (cash)	—	—
Return of capital to Parent (Connetics) (cash)	—	—
Return of capital to Parent (Connetics) (cash and/or stock)	—	—
Issuance of Series A-1 convertible preferred stock for license rights at $1.25 per share	—	—
Issuance of Series A-2 redeemable convertible preferred stock for cash, net of issuance costs of $95	4,880	5,260
Issuance of common stock for cash at $0.672 per share	—	—
Issuance of Series A-2 redeemable convertible preferred stock for cash at $1.25 per share	800	1,000
Issuance of Series A-2 redeemable convertible preferred stock for cash at $1.25 per share	400	500
Repurchase of common stock at $0.01 per share	—	—
Exercise of stock options	—	—
Deferred stock compensation	—	—
Amortization of deferred stock compensation	—	—
Preferred stock accretion	—	657
Balance at December 31, 1999	6,000	7,417
Return of capital to Connetics	—	—
Net realized gain on available-for-sale securities	—	—
Net loss	—	—
Comprehensive net loss	—	—
Reincorporation in Delaware	—	—
Issuance of Series B redeemable convertible preferred stock for cash, net of issuance costs of $1,424 at $5.59 per share	4,757	25,166
Issuance of Series B redeemable convertible preferred stock to agent upon completion of private placement financing	120	671
Issuance of Series B redeemable convertible preferred stock as milestone payment to Connetics	89	500
Exercise of stock options	—	—
Interest on note receivable from stockholder	—	—
Preferred stock accretion	—	269
Repurchase of common stock	—	—
Conversion of preferred stock upon close of initial public offering	(10,966)	(34,023)
Issuance of common stock in initial public offering at $20.00 per share, net of issuance costs of $10,015	—	—
Issuance of common stock in a private placement at $38.00 per share, net of issuance costs of $4,932	—	—
Stock compensation related to options granted to consultants for services	—	—
Stock issued under employee stock purchase plan	—	—
Deferred stock compensation	—	—
Amortization of deferred stock compensation	—	—
Balance at December 31, 2000	—	—
Net realized loss on available-for-sale securities	—	—
Net loss	—	—
Comprehensive net loss	—	—
Exercise of stock options	—	—
Stock issued under employee stock purchase plan	—	—
Issuance of common stock in a public offering at $32.00 per share, net of issuance costs of $8,628	—	—
Issuance of common stock for technology license and common stock investment in a private company	—	—
Payment of note receivable net of accrued interest	—	—
Stock compensation related to options granted to consultants for services	—	—
Amortization of deferred stock compensation	—	—
Balance at December 31, 2001	—	$ —

See accompanying notes.

Stockholders' Equity (Deficit)

Convertible preferred stock		Common stock		Additional paid-in capital	Notes receivable from stockholder	Deferred compensation related to stock options	*Accumulated* other comprehensive income	Accumulated deficit	Total stockholders' equity/(deficit)
Shares	Amount	Shares	Amount						
11,200	$ 10,253	—	$ —	$ —	$ —	$ —	$ —	$ (6,072)	$ 4,181
—	—	—	—	—	—	—	—	(6,349)	(6,349)
—	—	815	—	—	—	—	—	—	8
(11,200)	—	—	—	—	—	—	—	—	—
960	—	—	—	—	—	—	—	—	—
—	396	—	—	—	—	—	—	—	396
—	(4,722)	—	—	—	—	—	—	—	(4,722)
—	(2,514)	—	—	—	—	—	—	—	(2,514)
875	1,094	—	—	—	—	—	—	—	1,094
—	—	—	—	—	—	—	—	—	—
—	—	975	655	—	—	—	—	—	655
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	(79)	(1)	—	—	—	—	—	(1)
—	—	180	23	—	—	—	—	—	23
—	—	—	5,631	—	—	(5,631)	—	—	—
—	—	—	—	—	—	345	—	—	345
—	—	—	(657)	—	—	—	—	—	(657)
1,835	4,507	1,891	5,659	—	—	(5,286)	—	(12,421)	(7,541)
—	—	—	—	(1,000)	—	—	—	—	(1,000)
—	—	—	—	—	—	—	107	—	107
—	—	—	—	—	—	—	—	(24,246)	(24,246)
—	—	—	—	—	—	—	—	—	(24,139)
—	—	—	(5,657)	5,657	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	
—	—	1,075	1	462	(90)	—	—	—	373
—	—	—	—	—	(5)	—	—	—	(5)
—	—	—	—	(269)	—	—	—	—	(269)
—	—	(124)	—	(15)	—	—	—	—	(15)
(1,835)	(4,507)	12,801	13	38,517	—	—	—	—	34,023
—	—	6,250	6	114,979	—	—	—	—	114,985
—	—	2,000	2	71,066	—	—	—	—	71,068
—	—	—	—	1,555	—	—	—	—	1,555
—	—	5	—	85	—	—	—	—	85
—	—	—	—	8,583	—	(8,583)	—	—	—
—	—	—	—	—	—	6,681	—	—	6,681
—	—	23,898	24	239,620	(95)	(7,188)	107	(36,667)	195,801
—	—	—	—	—	—	—	(58)	—	(58)
—	—	—	—	—	—	—	—	(118,191)	(118,191)
—	—	—	—	—	—	—	—	—	(118,249)
—	—	189	—	835	—	—	—	—	835
—	—	25	—	534	—	—	—	—	534
—	—	4,296	4	128,837	—	—	—	—	128,841
—	—	43	—	2,160	—	—	—	—	2,160
—	—	—	—	—	39	—	—	—	39
—	—	—	—	1,324	—	—	—	—	1,324
—	—	—	—	—	—	3,774	—	—	3,774
—	$ —	28,451	$ 28	$ 373,310	$ (56)	$ (3,414)	$ 49	$ (154,858)	$ 215,059

Consolidated Statements of Cash Flows

(In thousands)	For the year ended December 31, 2001	2000	1999
Cash flows used for operating activities:			
Net loss	$ (118,191)	$ (24,246)	$ (6,349)
Adjustments to reconcile net loss to net cash used for operating activities:			
Amortization of deferred compensation	3,774	6,681	345
Non-cash stock compensation	1,324	2,226	—
Non-cash charge related to acquisition of technology license and common stock investment	2,160	—	—
Accretion of obligations payable to Connetics	30	144	111
Acquired in-process research and development	56,400	—	—
Stock issued for acquired pre-FDA approval rights	—	—	1,094
Amortization and depreciation	3,451	160	2
Deferred rent	381	—	—
Interest receivable on stockholder note	—	(5)	—
Changes in operating assets and liabilities:			
Accounts receivable	(3,555)	(1,391)	(409)
Inventories	(2,873)	(218)	(831)
Notes receivable from officer	—	104	(104)
Prepaid expenses	(755)	(533)	(18)
Restricted cash	(1,425)	—	(250)
Other assets	(284)	—	—
Accounts payable and accrued compensation	8,313	2,609	1,710
Payable to Connetics	1,691	(3,527)	(309)
Other accrued liabilities	7,057	(1,490)	1,914
Net cash used for operating activities	(42,502)	(19,486)	(3,094)
Cash flows from investing activities:			
Purchase of property and equipment	(7,516)	(977)	(30)
Acquisition of product rights	(87,000)	—	—
Purchases of available-for-sale securities	(379,861)	(235,870)	(24,198)
Maturities of available-for-sale securities	170,370	27,417	26,160
Sales of available-for-sale securities	173,895	62,673	—
Net cash (used) for provided by investing activities	(130,112)	(146,757)	1,932
Cash flows from financing activities:			
Contributed capital for preferred stock	—	—	396
Return of capital to Parent (Connetics)	—	(1,000)	(5,222)
Proceeds from issuance of common stock, net	130,210	186,496	685
Proceeds from redeemable preferred stock, net	—	25,166	6,760
Proceeds from convertible subordinated notes, net	144,374	—	—
Repayment of notes receivable from stockholder	39	—	—
Net cash provided by financing activities	274,623	210,662	2,619
Net increase in cash and cash equivalents	102,009	44,419	1,457
Cash and cash equivalents at beginning of period	48,191	3,772	2,315
Cash and cash equivalents at end of period	$ 150,200	$ 48,191	$ 3,772
Supplemental disclosure of cash flow information:			
Return of capital on obligation to Parent (Connetics)	$ —	$ (1,000)	$ (2,014)
Long-term obligation on return of capital	—	—	1,514
Short-term obligation on return of capital	—	—	500
Interest paid	30	122	—
Schedule of non-cash transactions:			
Deferred stock compensation	$ —	$ 8,583	$ 5,631
Issuance of shares for note receivable	—	90	—
Issuance of common stock as settlement of obligation	—	500	—
Issuance of common stock for technology license and common stock investment	2,160	—	—
Payable for acquired product rights	2,000	—	—

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1. Organization

Overview

InterMune, Inc. ("InterMune" or the "Company") develops and commercializes innovative products for the treatment of serious pulmonary and infectious diseases and cancer. The Company has the exclusive license rights in the United States to Actimmune (Interferon gamma-1b) injection for a range of indications, including chronic granulomatous disease, osteopetrosis, idiopathic pulmonary fibrosis, cancer, mycobacterial infections, systemic fungal infections and cystic fibrosis. The Company has active development programs underway for these indications, several of which are in mid- or advanced-stage human testing, known as clinical trials. The FDA has approved Actimmune for the treatment of chronic granulomatous disease and the treatment of severe malignant osteopetrosis, and the Company markets and sells Actimmune in the United States for these diseases. In January 2001, the Company acquired from Alza Corporation the worldwide rights to Amphotec, an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening fungal infection. In June 2001, the Company licensed Infergen, a therapeutic approved by the FDA for the treatment of chronic hepatitis C infections, which was developed and commercialized by Amgen Inc.

Basis of presentation

The accompanying financial statements include the operations of InterMune for the period from February 25, 1998 to April 27, 1999, as a wholly-owned subsidiary of Connetics Corporation. The Company's financial statements include all costs of doing business during the period it was a wholly owned subsidiary. Separate accounting records for the Company were maintained during this period, but were included in the consolidated financial statements of Connetics. Through March 2000, Connetics provided InterMune with certain information services, accounting activities, employee benefit administration and research and development services. InterMune was charged the actual time incurred plus an allocation of overhead costs based upon time incurred. The Company believes the allocation methodology was reasonable.

Certain prior year balance sheet amounts have been reclassified to conform with current year presentation.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of InterMune and its wholly owned subsidiaries, (InterMune Canada Inc., and InterMune Ltd). All intercompany accounts and transactions have been eliminated. To date, the operations of InterMune Canada Inc. and InterMune Ltd. have been immaterial.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, cash equivalents and available-for-sale securities

Cash and cash equivalents consist of highly liquid investments with original maturities when purchased of less than three months. The Company classifies all debt securities as available for sale. Cash equivalents and available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of stockholders' equity. The estimated fair value amounts have been determined by the Company using available market information. The cost of securities sold is based on the specific identification method.

Notes to Consolidated Financial Statements

Fair value of financial instruments

Financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities, and long-term royalty payable, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The fair value of convertible subordinated debt is determined by the Company using available market information.

Concentration of risks

Cash equivalents and investments are financial instruments which potentially subject the Company to concentration of risk to the extent recorded on the balance sheet. Management of the Company believes it has established guidelines for investment of its excess cash relative to diversification and maturities that maintain safety and liquidity. The Company invests its excess cash in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restricts its exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, the Company maintains investments at an average maturity of generally less than two years.

The Company relies on single source manufacturers for each of its products. Actimmune is produced solely supplied by Boehringer Ingleheim GmBH, for all clinical and commercial supplies. Amphotec is produced solely by Ben Venue Laboratories Inc, and Infergen is produced solely by Amgen Inc. Any extended interruption in the supply of any products could result in the failure to meet clinical or customer demand.

Inventories

Inventories consist principally of raw materials and finished good products and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are 3 years for computer equipment and 4 to 5 years for office furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Impairment of long-lived assets

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

Acquired product rights

Initial payments for the acquisition of products that, at the time of acquisition by the Company, are already marketed or are approved by the FDA for marketing are typically capitalized and amortized ratably over the estimated life cycle of the products, typically ten years. At the time of acquisition, the product life cycle is estimated based upon the term of the agreement, the patent life of the product and management's assessment of future sales and profitability of the product. This estimate is assessed regularly during the amortization period, and the asset value or useful life would be adjusted when appropriate.

Notes to Consolidated Financial Statements

Acquired product rights in 2001 related to the acquisition of Amphotec and Infergen. At December 31, 2001, accumulated amortization amounted to $2.2 million.

Revenue recognition

Revenues from product sales are recognized upon shipment when title passes to a credit worthy customer, net of allowances for estimated returns, rebates, and cash discounts. The Company is obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. The Company monitors product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. The Company has not experienced any significant returns of expired product. The Company monitors all sales of products and estimates a reserve for those sales subject to rebates. Shipping and handling costs are included in cost of good sold.

Prior to March 31, 2000, sales and related costs of sales and accounts receivable for sales below a baseline amount were transacted on behalf of Connetics Corporation under an agreement. For sales below the baseline amount, any amounts in excess of net revenues less costs to produce and market were paid to Connetics. These sales, costs of sales and amounts receivable were recorded by the Company on a net basis, which is equivalent to zero in the accompanying consolidated financial statements. Sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. Revenues excluded from the consolidated financial statements under this agreement amounted to $1.8 million for the year ended December 31, 2000 and $4.8 million for the year ended December 31, 1999.

Research and development expenses

Research and development (or R&D) expenses include salaries, contractor and consultant fees and external clinical trial expenses and in-licensing fees. In addition, the Company funds R&D at research institutions under agreements, which are generally cancelable. All such costs are charged to R&D expense as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $130,000 and $581,000 for the years ended December 31, 2001 and 2000, respectively. Advertising costs for the period in 1999 were not material.

Income taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Patent costs

Costs related to patent prosecution are expensed as incurred, as recoverability of such expenditures is uncertain.

Stock-based compensation

As permitted by SFAS No. 123 (SFAS 123), Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the deemed fair value of the underlying stock on the date of grant, no compensation expense is recognized.

Notes to Consolidated Financial Statements

When the exercise price of the employee or director stock options is less than the deemed fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference. Deferred compensation is being amortized using the graded vesting method over the vesting period of the original award, generally five years. Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123, and are recognized over the related service period and is periodically remeasured as the underlying options vest.

Comprehensive income (loss)

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including unrealized gains or losses on the Company's available-for-sale securities to be included in total comprehensive income (loss). Total comprehensive loss for each of the periods presented has been disclosed in the statement of stockholders' equity.

Net loss per share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Shares subject to repurchase are deducted from the outstanding shares in arriving at the weighted average shares outstanding. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding and potentially dilutive common equivalent shares from stock options (on the treasury stock method), and preferred stock and convertible notes (on an if-converted basis). Potentially dilutive securities were excluded from historical diluted loss per share because of their anti-dilutive effect. The securities excluded were as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Options	2,988	1,223	990
Convertible subordinated notes	3,893	—	—
Convertible preferred stock	—	—	1,835

Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that automatically converted upon the closing of the Company's initial public offering on March 24, 2000 (using the as-if converted method from original date of issuance). For the year ended December 31, 1999, the pro forma shares also reflect the common equivalent shares of preferred and common stock issued on April 27, 1999, in connection with the reorganization as though they had been outstanding for the entire year.

Notes to Consolidated Financial Statements

The calculation of historical and pro forma basic and diluted net loss per share is as follows (in thousands, except per share data):

	Year ended December 31,		
	2001	2000	1999
Historical:			
Net loss	$ (118,191)	$ (24,246)	$ (6,349)
Preferred stock accretion	—	(269)	(657)
Deemed dividend to preferred stockholders	—	(27,762)	—
Net loss allocable to common stockholders	$ (118,191)	$ (52,277)	$ (7,006)
Historical basic and diluted:			
Weighted-average shares of common stock outstanding	26,080	18,236	1,202
Less: weighted-average shares subject to repurchase	(758)	(1,122)	(434)
Weighted-average shares used in computing basic and diluted net loss per common share	25,322	17,114	768
Basic and diluted net loss per common share	$ (4.67)	$ (3.05)	$ (9.12)
Pro forma basic and diluted:			
Net loss allocable to common stockholders		$ (52,277)	$ (7,006)
Add: Preferred stock accretion		269	657
Net loss before preferred stock accretion		$ (52,008)	$ (6,349)
Shares used above		17,114	768
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock to common stock		2,831	4,790
Pro forma adjustment to reflect the common equivalent shares of preferred and common stock issued in connection with the reorganization		—	2,212
Weighted average shares used in computing pro forma basic and diluted net loss per common share		19,945	7,770
Pro forma basic and diluted net loss per common share		$ (2.61)	$ (0.82)

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 provides for, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment

Notes to Consolidated Financial Statements

test six months from the date of adoption. The Company does not believe that the adoption of SFAS 142 will have a significant impact on its financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which is effective for fiscal periods beginning after December 15, 2001. SFAS 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 sets new criteria for the classification of an assets held-for-sale and changes the reporting of discontinued operations. We do not believe that the adoption of SFAS 144 will have a significant impact on its financial statements.

Note 3. Acquired Products Rights

During 2001, the Company acquired the following product rights.

Eli Lilly and Company ("Eli Lilly")

In October 2001, the Company entered into an asset purchase and license agreement with Eli Lilly and Company pursuant to which the Company acquired worldwide rights to oritavancin from Eli Lilly. The agreement provides the Company with exclusive worldwide rights to develop, manufacture and commercialize oritavancin. If the Company wishes to enter into a relationship with a third party to commercialize oritavancin in any country, the Company must first offer Eli Lilly the opportunity to enter into such a commercialization relationship with the Company. After the Company negotiates with Eli Lilly, the agreement prohibits the Company from entering into an agreement with a third party on more favorable terms than those the Company offers to Eli Lilly. Pursuant to the agreement, the Company paid Eli Lilly $50.0 million and will be obligated to pay Eli Lilly significant milestone and royalty payments upon any successful development and commercialization of oritavancin by the Company. From March 2002 through March 2003, Eli Lilly has an option to reduce the agreed royalty percentages by requiring the Company to pay $15.0 million to Eli Lilly. The Company's rights to oritavancin could revert to Eli Lilly if the Company does not meet its diligence obligations under the agreement or otherwise commit a material breach of the agreement. Additionally, if the Company is acquired by a company with a certain type of competing program and Eli Lilly has notified the Company prior to the acquisition that it believes in good faith that its economic interests in oritavancin under the agreement will be harmed in light of the acquisition, Eli Lilly may terminate the agreement and the Company's rights to oritavancin would revert to Eli Lilly. In any event, the Company may not assign the agreement to a potential acquirer without the advance, written consent of Eli Lilly. The license fee of $50 million was expensed as acquired in-process research and development in the fourth quarter of 2001 since the oritavancin program is currently in clinical development, has not reached technological feasibility and has no foreseeable alternative future uses.

Amgen Inc. ("Amgen")

In June 2001, the Company entered into a licensing and commercialization agreement with Amgen to obtain an exclusive license in the United States and Canada to Infergen (interferon alfacon-1), an interferon alpha product, and the rights to an early stage program to develop a pegylated form of Infergen. Infergen is currently approved in both the United States and Canada to treat chronic hepatitis C infections. Under the agreement, the Company will have the exclusive right to market Infergen and clinically develop it for other indications in the United States and Canada. The total consideration was $29.0 million for upfront license and other fees and near-term milestones and the Company is obligated to pay royalties on sales of Infergen. The Company is also required to pay Amgen other milestone payments on the pegylated Infergen program and royalties on sales of the product, if any. The Company's rights to Infergen could revert to Amgen if the Company does not meet its diligence obligations or otherwise commit a material breach of the agreement.

Notes to Consolidated Financial Statements

The Company does not expect the pegylated Infergen program, which is currently in its early stages (approximately 10% completed), to reach the FDA approval stage until 2006 at the earliest, if at all. Based upon an independent appraisal, the fair value of the in-process research and development program for pegylated Infergen was $5.4 million. The remainder of the purchase price of approximately $23.6 million, was allocated to developed technology and will be amortized over ten years.

The value assigned to acquired in-process research and development was determined by estimating the costs to develop Amgen's purchased in-process research and development into a commercially viable product, currently estimated to be approximately $56 million including development milestones, estimating the resulting net cash flows from the project and discounting the net cash flows to their present value. A discount rate of 33% was used for valuing the in-process research and development and is intended to be commensurate with our corporate maturity and the uncertainties in the economic estimates described above. The technology under development has no foreseeable alternative future uses.

The estimates used by the Company in valuing in-process research and development were based upon assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results.

ALZA Corporation ("ALZA")

In January 2001, the Company acquired worldwide rights from ALZA Corporation to Amphotec (sold under the tradename Amphocil in certain countries outside the United States). The transaction terms included an upfront product acquisition fee of $9.0 million, milestone payments based upon sales levels and specific achievements in the clinical development and regulatory approval of Amphotec in combination with Actimmune, and royalties payable upon net sales of Amphotec. Under the agreement, the Company obtained access to certain existing distributorships for Amphotec, and assumed ALZA's obligations under agreements with its existing Amphotec distributors and service providers. The Company has diligence obligations under the agreement to set up additional distributorships for Amphotec or establish a sales force and begin to promote Amphotec in specified countries at specified times. The Company's rights to Amphotec could revert to ALZA if the Company does not meet its diligence obligations or otherwise commit a material breach of the agreement. The Company is also subject to certain royalty obligations to the University of California under this agreement. The product acquisition fee has been capitalized as acquired product rights and will be amortized over its estimated useful life.

Connetics Corporation ("Connetics")/Genentech, Inc. ("Genentech")

In 1998, the Company entered into an agreement with Connetics under which the Company obtained an exclusive sublicense under the rights granted to Connetics by Genentech through a license agreement relating to interferon gamma-1b. The Company also agreed to assume many of Connetics' obligations to Genentech under that license agreement. The Company entered into an agreement with Connetics in April 1999 in order to broaden the scope of rights granted to the Company. In June 2000, the Company entered into an assignment and option agreement with Connetics, by which Connetics assigned the Genentech license to the Company. The license from Genentech terminates on the later of May 5, 2018 and the date that the last of the patents licensed under the agreement expires.

The Company's licensed Actimmune rights include exclusive and non-exclusive rights under Genentech's patents. The exclusive licenses include the right to develop and commercialize Actimmune in the United States and Canada for the

Notes to Consolidated Financial Statements

treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive rights include a license to make or have made Actimmune for clinical and commercial purposes within the field of use in the United States and Canada. In Japan, the Company has the exclusive license rights to commercialize Actimmune for the treatment and prevention of all infectious diseases caused by fungal, bacterial or viral agents, including in patients with chronic granulomatous disease or osteopetrosis. The Company also has the opportunity, under specified conditions, to obtain further rights to interferon gamma-1b in Japan and other countries. In addition, the Company received an exclusive sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the Boehringer Ingelheim agreement discussed in Note 4. Under the Genentech license, the Company pays Genentech royalties on the sales of Actimmune, and make one-time payments to Genentech upon the occurrence of specified milestone events. The Company must satisfy specified obligations under the agreement with Genentech to maintain our license from Genentech. The Company is obligated under the agreement to develop and commercialize Actimmune for a number of diseases. Royalties are payable upon net sales of Actimmune to Genentech and Connetics.

Note 4. Sponsored Research, License Agreements and Collaboration

Medical College of Wisconsin ("MCW") Research Foundation

Under an agreement with MCW Research Foundation, Inc. dated March 25, 1999, the Company acquired an exclusive worldwide license to develop, manufacture and sell the Pseudomonas V Antigen in the field of human disease therapy. The Company paid a license fee of $50,000 in 1999, agreed to fund certain research activities, make future milestone payments upon the completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 90 days written notice. Total expenses related to this agreement were $229,000 for the year ended 2001, $212,000 in 2000, and $156,000 in 1999.

Panorama Research Inc. ("Panorama")

Under a three year agreement with Panorama dated January 1, 2000, the Company acquired an exclusive worldwide license to develop and commercialize peptides that block staphylococcus aureus infections. The Company agreed to fund research as incurred, make future milestone payments upon completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 30 days written notice. The Company paid a total of $150,000 in each of the years ended 2001 and 2000 under this agreement.

Molichem Medicines, Inc. ("Molichem")

In May 2001, the Company and MoliChem initiated a collaboration to jointly develop and commercialize MoliChem's pulmonary molecule Moli1901 (duramycin) for the treatment of a range of pulmonary indications, including cystic fibrosis. Moli1901 is a mucoactive drug that the companies believe possesses the capability of modifying mucus composition in the airways. Moli1901 is currently in a Phase I clinical trial for the treatment of cystic fibrosis. The terms of the collaboration include an upfront payment of $1.5 million to MoliChem, which has been charged to research and development expense, as well as the payment of development milestones to MoliChem for each indication of use. The parties will jointly develop and commercialize Moli1901 for all indications worldwide, sharing all expenses and profits equally. InterMune will lead the commercialization efforts for Moli1901. The agreement is cancelable by either party upon appropriate notice.

Notes to Consolidated Financial Statements

Maxygen, Inc. ("Maxygen")

In September 2001, the Company and Maxygen Holdings Ltd., a wholly owned subsidiary of Maxygen signed a license and collaboration agreement to develop and commercialize novel, next-generation interferon gamma products. Under the terms of the agreement, InterMune will take forward into clinical development product candidates created by Maxygen. InterMune will fund optimization and development of the next-generation interferon gamma products, and will retain exclusive worldwide commercialization rights for all human therapeutic indications. Maxygen will receive up-front license fees, full research funding, and development and commercialization milestone payments. Payments to Maxygen could exceed $60 million. In addition, Maxygen will receive royalties on product sales.

Protein Design Labs, Inc. ("PDL")

On November 28, 2000, the Company signed an agreement with PDL under which PDL will humanize an InterMune monoclonal antibody targeted to the bacteria Pseudomonas aeruginosa. InterMune paid an upfront fee and will be required to pay milestone payments upon the achievement of specified objectives, annual maintenance payments and royalties on any product sales. The Company paid PDL a total of $500,000 and $1.0 million for the year ended December 31, 2001 and 2000, respectively, under the terms of this agreement. The payments were charged to research and development expense.

Boehringer Ingelheim International GmbH ("BI")

In March 2001, InterMune and BI formed an international strategic collaboration to develop and commercialize interferon gamma-1b under BI's trade name, Imukin,® in all countries outside of the United States, Canada and Japan. Indications to be developed include idiopathic pulmonary fibrosis (IPF), tuberculosis, systemic fungal infections, chronic granulomatous disease (CGD) and osteopetrosis, as well as additional indications to be agreed upon later. This strategic alliance adds worldwide scope to InterMune's existing rights to develop and commercialize interferon gamma-1b under the trade name Actimmune in the United States, Canada, and Japan.

Under the agreement, InterMune will fund and manage clinical and regulatory development of interferon gamma-1b for all indications. BI has an option to exclusively promote Imukin and InterMune may opt to promote the product where BI does not do so. Furthermore, the two companies will share in the profits from commercializing interferon gamma-1b through a specified royalty schedule. Prior to receiving regulatory approvals for IPF, tuberculosis, or systemic fungal infections, the agreement provides InterMune with royalties on Imukin net sales above 2000 levels. Imukin is currently approved and marketed for CGD in 36 countries. Boehringer Ingelheim and InterMune plan to immediately seek expedited EU approvals for Imukin for the treatment of severe, malignant osteopetrosis, an indication for which Actimmune is already approved in the United States. InterMune also plans to expand its Phase III clinical development programs to target approvals in the expanded international markets. No royalties have been earned to date.

In addition to the above agreement, BI manufactures for the Company all commercial and clinical supply of Actimmune.

Amgen Inc. ("Amgen")

In June 2001, the Company entered into a licensing and commercialization agreement with Amgen to obtain an exclusive license in the United States and Canada to Infergen (interferon alfacon-1), an interferon alpha product, and the rights to an early stage program to develop a pegylated form of Infergen. Infergen is currently approved in both the United States and Canada to treat chronic hepatitis C infections. Under the agreement, the Company will have the exclusive right to market Infergen and clinically develop it for other indications in the United States and Canada. The Company

Notes to Consolidated Financial Statements

paid to Amgen upfront license and other fees of $21.0 million and $8.0 million for near-term milestones and royalties on sales of Infergen. As of December 31, 2001 a total of $2.0 million was still outstanding as is expected to be paid in the first quarter of 2002. The Company is also required to pay Amgen other milestone payments on the pegylated Infergen program and royalties on sales of the product, if any. The Company's rights to Infergen could revert to Amgen if the Company does not meet its diligence obligations or otherwise commit a material breach of the agreement.

In addition to the above agreement, Amgen manufactures for the Company all commercial and clinical supply of Infergen.

Other

In December 2001, the Company paid cash and issued 42,822 shares of its common stock with an aggregate value of $3.7 million to a European privately held development stage company, in exchange for technology licenses and equity in the privately held company. This amount was charged to research and development expense. Under the terms of the agreement, the Company will pay for certain expenses associated with clinical trials and development milestones. In addition, the Company will pay royalties on product sales in certain European countries upon regulatory approval. The Company expensed the equity component of this transaction because of the early stage of development of the investee and the uncertainty of future realization.

Funding Commitments

The Company's non-cancelable funding commitments under the above arrangements approximate $5.0 million at December 31, 2001. Such amounts are payable over the next three years.

Note 5. Available-For-Sale Investments

The following is a summary of the Company's available-for-sale investments as of December 31, 2001 and 2000:

	(In thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
Obligations of U.S. government agencies	$ 168,374	$ 282	$ (328)	$ 168,328
Corporate debt securities	128,016	148	(53)	128,111
Other corporate debt securities	27,318	—	—	27,318
	$ 323,708	$ 430	$ (381)	$ 323,757
Reported as:				
Cash equivalents	$ 141,911	$ 6	$ (27)	$ 141,890
Available-for-sale securities	181,797	424	(354)	181,867
	$ 323,708	$ 430	$ (381)	$ 323,757
December 31, 2000				
Amortized cost of U.S. government agencies	$ 26,802	$ —	$ —	$ 26,802
Corporate debt securities	163,691	119	(12)	163,798
	$ 190,493	$ 119	$ (12)	$ 190,600
Reported as:				
Cash equivalents	$ 44,271	$ —	$ —	$ 44,271
Available-for-sale securities	146,222	119	(12)	146,329
	$ 190,493	$ 119	$ (12)	$ 190,600

Notes to Consolidated Financial Statements

The realized gains and losses for the years 2001 and 2000 were not material. Realized gains and losses were calculated based on the specific identification method. At December 31, 2001, the average maturity of our available-for-sale securities was 147 days.

The following is a summary of the cost and estimated fair value of available-for-sale debt securities at December 31, 2001 and 2000, by contractual maturity (in thousands):

	2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Mature in less than one year	$ 305,758	$ 305,747	$ 190,493	$ 190,600
Mature in one to three years	17,950	18,010	—	—
Total	$ 323,708	$ 323,757	$ 190,493	$ 190,600

Note 6. Inventories

Inventories consist of the following at December 31, 2001 and 2000 (in thousands):

	2001	2000
Raw materials	$ 1,838	$ —
Finished goods	2,084	1,049
Total	$ 3,922	$ 1,049

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which is effective for fiscal periods beginning after December 15, 2001. SFAS 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 sets new criteria for the classification of an assets held-for-sale and changes the reporting of discontinued operations. The Company does not believe that the adoption of SFAS 144 will have a significant impact on our financial statements.

Note 7. Property and Equipment

Property and equipment and related accumulated depreciation and amortization is as follows (in thousands):

	December 31,	
	2001	2000
Computer equipment	$ 1,138	$ 407
Office furniture and fixtures	2,079	470
Leasehold improvements	5,306	130
	8,523	1,007
Less accumulated depreciation and amortization	(930)	(162)
	$ 7,593	$ 845

Notes to Consolidated Financial Statements

Note 8. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	December 31,	
	2001	2000
Accrued clinical trial costs	$ 2,725	$ 1,540
Accrued interest	4,216	—
Payable to Amgen	2,000	—
Royalties payable	1,523	424
Other accrued liabilities	687	130
Total other accrued liabilities	$ 11,151	$ 2,094

Note 9. Stockholders' Equity

Common stock subject to repurchase

In connection with the issuance of common stock to founders and the exercise of options pursuant to the Company's 1999 and 2000 Stock Option/Stock Issuance Plan, employees and non-employee directors entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares. With continuous employment or services provided to the company, generally the repurchase rights lapse at a rate of 20% at the end of the first year and at a rate of 1/48th of the remaining purchased shares for each continuous month of service thereafter. The total number of shares subject to repurchase by the Company were 596,000, 935,000 and 663,000 as of December 31, 2001, 2000 and 1999, respectively.

Stock compensation plans

In 1999, the Company adopted the 1999 Stock Option/Stock Issuance Plan ("1999 Plan"). The 1999 Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to Company repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally five years from the date of grant. In March 2000, the Company terminated all remaining unissued shares under the 1999 Plan amounting to 121,584 shares.

In January 2000, the Board of Directors adopted the 2000 Equity Incentive Plan and the 2000 Non-Employee Directors' Stock Option Plans. A total of 2,000,000 shares of common stock were reserved for issuance under the 2000 Equity Incentive Plan and 180,000 shares under the 2000 Non-Employee Directors' Stock Option Plan. The 2000 Equity Incentive Plan and 2000 Non-Employee Directors' Stock Option Plans provide for the granting of options to purchase common stock and the issuance of shares of common stock, subject to Company repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. Options not immediately exercisable generally vest over 4 years. Options granted under the plans have a maximum term of 10 years.

Notes to Consolidated Financial Statements

The stock option activity is summarized as follows:

		Outstanding options	
	Shares available for grant	Number of shares	Weighted average exercise price per share
Balance at December 31, 1998	–	–	–
Authorized	2,000,000	–	–
Granted	(1,170,000)	1,170,000	$ 0.125
Cancelled	–	–	–
Exercised	–	(180,000)	$ 0.125
Balance at December 31, 1999	830,000	990,000	$ 0.125
Authorized	2,180,000	–	–
Shares terminated under 1999 plan	(121,584)	–	–
Granted	(1,370,500)	1,370,500	$ 14.34
Cancelled	63,334	(63,334)	$ 10.09
Exercised	–	(1,074,513)	$ 0.43
Repurchased	123,750	–	$ 0.125
Balance at December 31, 2000	1,705,000	1,222,653	$ 15.27
Authorized	896,939	–	–
Shares terminated under 1999 plan and not available for future grants	(41,000)	–	–
Granted	(2,094,501)	2,094,501	$ 35.59
Cancelled	139,668	(139,668)	$ 24.14
Exercised	–	(189,398)	$ 4.41
Balance at December 31, 2001	606,106	2,988,088	$ 29.79

The following table summarizes information about options outstanding at December 31, 2001:

Options outstanding				Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number of shares	Weighted average exercise price
$ 0.125–$ 4.50	525,088	8.1	$ 3.54	525,088	$ 3.54
$ 19.875–$ 28.00	726,375	8.9	$ 25.37	89,210	$ 25.57
$ 28.875–$ 39.37	769,625	9.4	$ 35.30	32,790	$ 32.91
$ 39.875–$ 53.00	967,000	9.4	$ 42.98	95,762	$ 44.02
	2,988,088	9.0	$ 29.79	742,850	$ 12.70

Options exercisable in 2000 were 747,653 shares with a weighted-average exercise price of $3.56 and in 1999 were 990,000 shares with a weighted-average price of $0.125.

Notes to Consolidated Financial Statements

Employee stock purchase plan

To provide employees with an opportunity to purchase common stock of InterMune through payroll deductions, InterMune established the 2000 Employee Stock Purchase Plan. Under this plan, employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of eligibility for enrollment or the date of purchase, whichever is less. Purchases are limited to 15% of each employee's eligible compensation. Through the end of December 2001, the Company had issued a total of 29,839 shares under this plan, and 409,141 shares remain available for future issuance.

The fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the year 2001; risk free interest rate of 5.0%, dividend yield of zero, an expected volatility factor of the market price of InterMune common stock of 90%; and an expected life of six months. The weighted-average fair value for shares issued under the employee stock purchase plan for 2001 was $38.07 and for 2000 was $20.74.

Pro forma information

In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted with exercise prices not less than fair value on the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date and including stock purchases under the Employee Stock Purchase Plan as prescribed by SFAS 123, our net loss and net loss per share numbers would have been decreased to the pro forma amounts indicated in the table below.

	Years ended December 31,		
(In thousands except per share data)	2001	2000	1999
Net loss applicable to common stockholders:			
As reported	$ (118,191)	$ (52,277)	$ (7,006)
Pro forma	$ (133,251)	$ (52,541)	$ (7,006)
Net loss per share:			
As reported	$ (4.67)	$ (3.05)	$ (9.12)
Pro forma	$ (5.26)	$ (3.07)	$ (9.12)

We estimate the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years ended December 31,		
	2001	2000	1999
Expected stock price volatility	90%	90%	70%
Risk-free interest rate	3.7%	6.0%	6.0%
Expected life (in years)	3.3	6.8	5.0
Expected dividend yield	—	—	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics

Notes to Consolidated Financial Statements

significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, our management does not believe that the existing models necessarily provide a reliable single measure of the fair value of its options. The weighted average fair value of options granted was $20.99 in 2001, $19.27 in 2000 and $0.08 in 1999.

The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Stock compensation

In January 2000, the Company issued 133,000 options to purchase shares of common stock at a weighted average exercise price of $0.37 per share to consultants in exchange for research and development consulting services. Compensation expense is recorded as the options vest based upon the fair value of the options, determined using the Black-Scholes pricing model. The Company granted a fully vested option to purchase 10,000 shares of common stock to a consultant in 2001 and recorded a stock compensation charge of $298,000 to selling, general and administrative expense.

In connection with the grant of certain stock options to employees for the years ended December 31, 2000 and 1999, the Company recorded deferred stock compensation of approximately $8.6 million and $5.6 million, respectively. These amounts represent the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. The Company recorded amortization of deferred stock compensation of approximately $3.8 million, $6.7 million and $345,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Deferred stock compensation expense is being amortized using the graded vesting method over the vesting period of the individual award, generally five years. This method is in accordance with Financial Accounting Standards Board Interpretation No. 28. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred stock compensation has been separately allocated to these categories in the financial statements. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

Common stock

On July 5, 2001, we completed a follow-on public offering of 4,295,896 shares of common stock, including the underwriters' exercise in full of their over-allotment option, at a price of $32.00 per share, raising $137.5 million in gross proceeds. We received net proceeds of $128.8 million after deducting underwriting fees of $7.9 million and related expenses of $0.8 million.

Stockholder Rights Agreement

In July 2001, our Board of Directors approved the adoption of a Stockholder Rights Agreement, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on August 3, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), at a price of $390.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person") or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring

Notes to Consolidated Financial Statements

Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on August 3, 2011, unless redeemed or exchanged by the Company.

Reserved Shares

At December 31, 2001, common stock subject to future issuance is as follows:

Common stock issuable upon conversion of convertible subordinated debt	3,893,229
Outstanding common stock options	2,988,088
Common stock available for grant under stock option plan	606,106
Common stock available for grant under the 2000 Employee Stock Purchase Plan	409,141
	7,896,564

Note 10. Convertible Subordinated Notes

On July 5, 2001, the Company completed a public offering of $149.5 million aggregate principal amount of 5.75% convertible subordinated notes due July 15, 2006. The notes are unsecured and rank junior to all the Company's future unsecured and unsubordinated debts. The notes are convertible at any time at the option of the note holders into the Company's common stock at a conversion price of $38.40 per share subject to adjustment in certain circumstances. Interest on the notes is payable semi-annually in arrears in January and July and the Company can redeem all or a portion of the notes at any time on or after July 15, 2004. Offering expenses of $5.1 million related to the sale of these notes have been included in other assets and will be amortized to interest expense over the life of the notes. As of December 31, 2001, the fair value of these notes approximated $222.4 million.

Note 11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as follows (in thousands):

Notes to Consolidated Financial Statements

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Net operating loss carryforwards	$ 29,300	$ 8,700
Research and development credits	600	440
Capitalized research and development expenses	24,900	–
Other	300	790
Total deferred tax assets	55,100	9,930
Valuation allowance	(55,100)	(9,930)
Net deferred tax assets	$ –	$ –

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $45.2 million, $5.0 million and $2.5 million during 2001, 2000 and 1999, respectively.

Deferred tax assets related to carryforwards at December 31, 2001 and include approximately $1.1 million associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholders equity.

As of December 31, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $81.0 million which expire in the years 2018 through 2021 and federal research and development credits of approximately $500,000 which expire in the years 2018 through 2021.

Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

Note 12. Commitments

Leases

The Company has two non-cancellable leases for facilities which expire at various dates through 2011. Total rent expense was approximately $2.6 million in 2001, $247,000 in 2000 and $19,000 in 1999. In addition, the Company has entered into 3-year auto leases for the field sales force.

In 2001, the Company subleased a former facility and recognized rental income in 2001 of $30,000. Aggregate future rental income to be received amounts to $541,000 through 2004.

The following is a schedule by year of future minimum lease payments of all leases at December 31, 2001 (in thousands):

Year	Operating Leases
2002	$ 3,682
2003	3,522
2004	3,446
2005	3,323
2006	3,448
Thereafter	16,474
	$ 33,895

Notes to Consolidated Financial Statements

The operating leases for the Company's facilities require letters of credit secured by a restricted cash balance with the Company's bank. The amount of each letter of credit approximates 6–12 months of operating rent payable to the landlord of each facility and are effective until the Company reaches profitability. At December 31, 2001 and 2000, restricted cash under these letters of credit amounted to $1.7 million and $250,000 and have been separately disclosed in the consolidated balance sheets.

The Company has purchase commitments with BI and Amgen for the manufacture and supply of Actimmune and Infergen, respectively. These commitments are comprised of a twelve month fixed purchase order that totaled $14.9 million at December 31, 2001.

Note 13. Geographic Sales and Significant Customers

The Company has determined that, in accordance with statement of Financial Accounting Standards No. 131, it operates in one segment as it only reports operating results on an aggregate basis to chief operating decision makers of the Company. The Company currently markets Actimmune in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis, Amphotec worldwide for invasive aspergillosis and Infergen in the United States and Canada for Hepatitis C.

The Company's product sales by region for the year ended December 31, 2001 are as follows (in thousands):

	2001
United States	$ 37,838
Rest of world	2,113
Totals	$ 39,951

All sales in 2000 and 1999 were in the United States.

Product sales from customers, comprised of wholesalers, reporting 10% or more of total sales during 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Customer			
Cardinal Healthcare	18%	33%	29%
McKesson HBOC	23%	25%	23%
Bergen Brunswig	22%	21%	9%
Priority Healthcare	21%	—	—

Note 14. Related Party Transaction

In connection with the acquisition of the rights to oritavancin from Eli Lilly and Company in the fourth quarter of 2001, the Company paid an execution fee of $1.0 million to The SGO Group LLC. One of the Company's directors is a principal with The SGO Group. In addition to the fee, the Company is obligated to pay The SGO Group certain prorated fees on the achievement of development milestones for oritavancin. The fee was charged to in-process research and development expense as part of the acquisition costs of oritavancin.

Notes to Consolidated Financial Statements

Note 15. Employee Savings Plan

On May 1, 1999, the Company adopted a 401(k) defined contribution plan that covers all full time employees, as defined, who meet certain length-of-service requirements. Employees may contribute up to a maximum of 15% of their annual compensation (subject to a maximum limit imposed by federal tax law). The Company makes no matching contributions.

Note 16. Subsequent Events

On January 10, 2002, the Company signed an agreement with Abbott Laboratories to provide the bulk manufacturing of oritavancin. The agreement will provide the Company with additional clinical supply, commercial scale-up, and production to meet significant commercial quantities after the expected launch of oritavancin in 2005. Under the agreement, Abbott will be responsible for the technology transfer of the manufacturing process of oritavancin from Eli Lilly & Company, from which the Company acquired worldwide rights in September 2001. Abbott will also be responsible for providing the necessary chemical manufacturing controls for InterMune's regulatory filings.

On March 13, 2002 the Company completed a follow-on public offering of 3.0 million shares of common stock at a price of $37.00 per share, raising $111.0 million in gross proceeds. The net proceeds were approximately $104.4 million after deducting underwriting fees of $5.8 million and estimated related expenses of $0.8 million.

Note 17. Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2001					
Product sales					
Actimmune	$ 4,929	$ 7,278	$ 10,306	$ 13,807	$ 36,320
All others	613	750	1,010	1,258	3,631
Total product sales, net	5,542	8,028	11,316	15,065	39,951
Cost of goods sold	3,515	3,084	3,915	4,960	15,474
Amortization of acquired product rights	2,118	1,057	815	815	4,805
Loss from operations	(13,319)	(20,272)	(16,991)	(74,090)	(124,672)
Net loss	(10,569)	(18,214)	(15,454)	(73,954)	(118,191)
Historical basic and diluted net loss per common share	$ (0.46)	$ (0.79)	$ (0.56)	$ (2.67)	$ (4.67)
2000					
Product sales, net	$ 106	$ 3,027	$ 3,831	$ 4,237	$ 11,201
Cost of goods sold	56	1,885	1,457	1,593	4,990
Amortization of acquired product rights	—	1,220	557	—	1,777
Loss from operations	(6,040)	(9,053)	(7,926)	(9,520)	(32,539)
Net loss	(5,632)	(6,899)	(5,417)	(6,298)	(24,246)
Net loss applicable to common stockholders	$ (33,663)	$ (6,899)	$ (5,417)	$ (6,298)	$ (52,277)
Historical basic and diluted net loss per common share	$ (11.17)	$ (0.33)	$ (0.25)	$ (0.27)	$ (3.05)

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
InterMune, Inc.

We have audited the accompanying consolidated balance sheets of InterMune, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterMune, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
February 1, 2002, except for Note 16, as to which the date is March 13, 2002

Officers and Directors

Senior Management

W. Scott Harkonen, MD
President, Chief Executive Officer and Chairman of the Board of Directors

James E. Pennington, MD
Executive Vice President of Medical and Scientific Affairs

Timothy P. Lynch
Chief Financial Officer, Vice President of Finance and Administration

David A. Cory, RPh
Senior Vice President of Sales and Marketing

Stephen N. Rosenfield
Senior Vice President of Legal Affairs, General Counsel and Secretary

John J. Wulf, Sr.
Senior Vice President of Corporate Development

Peter Van Vlasselaer, PhD
Senior Vice President of Technical Operations

Christine W. Czarniecki, PhD
Vice President of Regulatory Affairs

Board of Directors

W. Scott Harkonen, MD
President, Chief Executive Officer and Chairman of the Board of Directors InterMune, Inc.

James I. Healy, MD, PhD
Managing Director, Sofinnova Ventures

Jay P. Shepard
President and Chief Executive Officer, Greer Laboratories, Inc.

Wayne T. Hockmeyer, PhD
Founder and Chairman of the Board of Directors, MedImmune, Inc.

Johathan S. Leff
Partner, Warburg Pincus LLC

Nicholas J. Simon III, PhD
General Partner, MPM Capital and former Vice President of Business and Corporate Development, Genentech, Inc.

Corporate Information

Annual Meeting
The annual stockholders meeting will be held on June 19, 2002, at 10 a.m. at InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA.

Legal Counsel
Cooley Godward LLP
Palo Alto, CA

Corporate Secretary
Stephen N. Rosenfield
Senior Vice President of Legal Affairs, General Counsel and Secretary, InterMune, Inc.

Independent Auditors
Ernst & Young LLP
Palo Alto, CA

Transfer Agent
Mellon Investor Services LLC
235 Montgomery Street, 23rd Floor
San Francisco, CA 94104
(800) 356-2017

Stock Listing
Symbol: ITMN
Stock exchange: Nasdaq

Corporate Headquarters
3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
Fax: (415) 466-2300

Websites
www.intermune.com
www.actimmune.com

Investor Services
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge upon request to:

Investor Relations
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
www.intermune.com
ir@intermune.com

InterMune and Amphotec are trademarks of InterMune, Inc. Actimmune is a registered trademark licensed by InterMune, Inc.

Stockholder Information
Since our initial public offering of common stock, $0.001 par value, on March 24, 2000, our common stock has been traded on the NASDAQ National Market System under the symbol ITMN. As of April 22, 2002, there were approximately 158 stockholders of record. No cash dividends have been paid to date by us on our common stock, and we do not anticipate the payment of dividends in the foreseeable future.

The following table sets forth the high and low closing prices of our common stock, as reported by NASDAQ for the calendar periods indicated:

Calendar Year	High	Low
2001		
First Quarter	$ 42.25	$ 13.06
Second Quarter	40.53	15.94
Third Quarter	46.17	29.60
Fourth Quarter	51.99	36.49
2000		
First Quarter (from March 24, 2000)	$ 25.00	$ 19.00
Second Quarter	44.00	12.13
Third Quarter	55.38	37.75
Fourth Quarter	54.19	39.50

Forward-Looking Statements/Risk Factors
Except for the historical information contained herein, this Annual Report contains certain forward-looking statements that involve risks and uncertainties concerning certain of InterMune's market opportunities, financial projections and projected business, product and clinical development activities and goals. All forward-looking statements and other information included in this Annual Report are based on information available to InterMune as of the date hereof, and InterMune assumes no obligation to update any such forward-looking statements or information. InterMune's actual results could differ materially from those described in InterMune's forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in detail under the heading "Risk Factors" and the other risks and factors discussed in InterMune's 10-K report filed with the SEC on March 21, 2002, which are incorporated herein by reference. Although a summary of certain of the risks and other factors concerning certain of the forward-looking statements in this Annual Report follow, these risks and factors should be considered only in connection with the fully discussed risks and other factors discussed in detail in the 10-K report and InterMune's other periodic reports filed with the SEC: InterMune's projected revenue growth is subject to the uncertainties and risks of: a continuing increase in sales of Actimmune for IPF, an indication for which Actimmune has not yet been approved by the FDA; obtaining and disclosing positive results from the Phase III clinical trials for IPF by November 2002; and regulation by the U.S. FDA with respect to InterMune's communications with physicians. InterMune's projections concerning the maximum market opportunities for any of its products or product candidates are subject to the risks and uncertainties that they may prove to be high for each product if: only a subset of patients respond to therapy; the actual dosage is different than currently anticipated; the treatment regimen is different than currently anticipated; InterMune cannot sell the drug at the price that is currently anticipated; or a competitor's drug is more effective or costs less than InterMune's. InterMune's establishment of a pegylated form of interferon alfacon-1 for the treatment of Hepatitis C infections is subject to the uncertainties and risks of significant clinical development and regulatory, supply, intellectual property and competitive barriers to entry. InterMune's expectations concerning the establishment and timing of its expected clinical development program, clinical trial initiations and results and marketing approvals in connection with any of its drugs are subject to the uncertainties and risks of the uncertain, lengthy and expensive drug research and development and regulatory process; budget constraints; competition; and InterMune's ability to obtain, maintain and enforce patents and other intellectual property.

Design: Howry Design Associates SF/CA

InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
Fax: (415) 466-2300
www.intermune.com